Exhibit 99.1

Alarum Technologies Responds to Inquiry into Residential Proxy Networks

Tel Aviv, Israel, July 2, 2026 — Alarum Technologies Ltd. (Nasdaq: ALAR, TASE: ALAR) (“Alarum” or the “Company”) today issued the following statement in response to recent reports regarding their proxy network operations.

On July 2, 2026 Alarum and its subsidiary NetNut Ltd. (“NetNut”) were made aware of the seizure of certain domains associated with NetNut by the FBI. Alarum takes this matter seriously and will fully cooperate with law enforcement to ensure any misuse of its infrastructure is thoroughly investigated and those responsible are held to account.